Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated March 8, 2011 PRICING SUPPLEMENT No. 75 dated March , 2011 (To Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

■  Monthly interest payments linked to the Consumer Price Index

■  The per annum rate of interest payable on the notes will be equal to 4.00% for the first two years and thereafter will be reset monthly and will be equal to the year-over-year percentage change in the Consumer Price Index, plus 1.50%, but in no event will be more than 7.00% per annum, for any monthly interest period

■ Term of approximately 10 years

Investing in the notes involves risks. See “Risk Factors” on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.25%	97.75%
Total

(1)

The agent discount will not be more than 2.25%. In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $50.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $65.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities	RBC Capital Markets

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Investment Description

The Notes Linked to the Consumer Price Index due March 31, 2021 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

You should read this pricing supplement together with the accompanying prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement.

Investor Considerations

We have designed the notes for investors who:

¡

seek current income of a fixed 4.00% per annum for the first two years and are willing to accept a floating rate of interest thereafter based on percentage changes in the Index of Consumer Prices for All Urban Consumers (CPI-U) before seasonal adjustment published by the Bureau of Labor Statistics of the U.S. Department of Labor (Bloomberg: CPURNSA) (the “Index”);

¡

seek an investment with a per annum interest rate that will be reset monthly after the first two years and will be equal to the year-over-year percentage change in the Index plus 1.50%, subject to the maximum interest rate of 7.00% per annum, for any monthly interest period;

¡	understand that during periods of deflation, as measured by the Index, the interest rate on the notes may be less than 1.50% per annum;

¡	understand that the interest rate on the notes will never be higher than 7.00% per annum regardless of the percentage changes in the Index;

¡

understand that if the percentage change in the Index plus 1.50% is less than 7.00% per annum with respect to any monthly interest period after the first year, the cumulative interest rate for the year will be less than 7.00% per annum; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect deflation, as measured by the Index, during the term of the notes;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; and

¡	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Terms of the Notes

Index:	Index of Consumer Prices for All Urban Consumers (CPI-U) before seasonal adjustment published by the Bureau of Labor Statistics of the U.S. Department of Labor (Bloomberg: CPURNSA) (the “Index”)

Pricing Date:	March 28, 2011*

Issue Date:	March 31, 2011*

Stated Maturity Date:	March 31, 2021*

Interest Payment Dates:

The last day of each month, commencing April 30, 2011, and at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include April 29, 2011. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first 24 monthly interest periods (up to and including the interest period ending March 30, 2013) will be equal to 4.00% per annum. For all interest periods commencing on or after March 31, 2013, the per annum interest rate that will apply during an interest period will be equal to the sum of (A) 1.50% and (B) the percentage change in the level of the Index (which could be negative), expressed as a percentage and calculated as follows:

Ref CPIn – Ref CPIn-12

Ref CPI n-12

where,

•   the “Ref CPIn” is the level of the Index for the third calendar month prior to the calendar month of the interest determination date for such interest period (the “reference month”),

•   “Ref CPI n-12” is the level of the Index for the twelfth calendar month prior to such reference month, and

•   the “interest determination date” for such interest period is the second business day immediately preceding the last day of such interest period;

*	To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Terms of the Notes (Continued)

provided, however, that the per annum interest rate for an interest period shall not be less than a minimum interest rate of 0.00% and shall not exceed the maximum interest rate.

For example, with respect to the interest period ending in April 2013 and the April 30, 2013 interest payment date, the Ref CPIn is the level of the Index in January 2013 and the Ref CPI n-12 is the level of the Index in January 2012.

We refer to the twelve-month period from Ref CPI n-12 to Ref CPIn as the “year-over-year reference period.”

Maximum Interest Rate:	7.00% per annum

Discontinuance of the Index; Alteration of Method of Calculation:

If by 3:00 p.m., New York City time, on any interest determination date the Index is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”), the calculation agent will determine the Index as reported by the BLS for such month using such other source that the calculation agent determines accurately sets forth the Index as reported by the BLS.

In calculating CPIn and CPIn-12, the calculation agent will use the most recently available value of the Index determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIn and CPIn-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “original CPI level”) is subsequently revised by the BLS, the calculation agent will continue to use the original CPI level, and the interest rate determined on such interest determination date will not be revised.

If the Index is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the Index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

PRS-4

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Terms of the Notes (Continued)

Tax Consequences:	We will treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-12 for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

Comparable Yield and Projected Payment Schedule:	As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to % per annum, compounded monthly. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that, subject to the adjustments described below, you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $ in 2011, $ in 2012, $ in 2013, $ in 2014, $ in 2015, $ in 2016, $ in 2017, $ in 2018, $ in 2019, $ in 2020, and $ in 2021. We have also calculated a projected payment schedule for your notes consisting of estimates of the monthly interest payments and a payment at maturity of $ per $1,000 principal amount of notes (representing repayment of principal and the projected amount of the final monthly interest payment). If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will recognize additional interest income in that taxable year. If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will reduce the amount of interest income you otherwise would have accrued in that taxable year and you may recognize an ordinary loss in that taxable year. See “United States Federal Income Tax Considerations” on page PRS-12 for more information.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Calculation Agent:	Wells Fargo Securities, LLC

Agents:	Wells Fargo Securities, LLC and RBC Capital Markets, LLC. Wells Fargo Securities, LLC and RBC Capital Markets, LLC may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.25% of the original offering price of the notes. In the case of Wells Fargo Securities, LLC, such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RDD0

PRS-5

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the accompanying prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

In Periods Of Little Or No Inflation, The Interest Rate Following The First 24 Monthly Interest Periods Will Be Approximately Equal To 1.50%, And In Periods Of Deflation The Interest Rate Following The First 24 Monthly Periods Will Be Less Than 1.50% And Could Be As Low As Zero.

Interest payable on the notes following the first 24 monthly interest periods is linked to year-over-year changes in the level of the Index for the year-over-year reference period relating to each interest payment date. If the Index does not increase in a particular year-over-year reference period, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the related interest payment date equal to 1.50% per annum. If the Index decreases in a particular year-over-year reference period, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment date that is less than 1.50% per annum. If the Index declines by a percentage equal to or greater than 1.50% in a particular year-over-year reference period, investors in the notes will not receive any interest on the related interest payment date.

The Interest Rate On The Notes May Be Lower Than The Rate Otherwise Payable On Conventional Floating Rate Debt Securities Issued By Us With Similar Maturities.

If there are only minimal increases, no changes or decreases in the Index measured monthly on a year-over-year basis, the interest rate on the notes following the first 24 monthly interest periods will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a conventional floating rate debt security with the same maturity as the notes.

The Amount Of Interest Payable On The Notes In Any Month Is Capped.

The interest rate on the notes for each monthly interest period following the first 24 monthly interest periods is subject to the maximum interest rate of 7.00% per annum. Accordingly, if inflation, as measured by the Index, exceeds 5.50% in the year-over-year reference period relating to any interest payment date, you will not receive the full benefit of the year-over-year increase in the Index for that interest period due to the maximum interest rate.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Inclusion Of The Agent Discount And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and

PRS-6

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Risk Factors (Continued)

any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in a specific factor could have the following impacts on the value of the notes, assuming all other conditions remain constant. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•

Index. The value of the notes prior to maturity, particularly after the first 24 monthly interest periods, will be influenced by the current and projected year-over-year changes in the level of the Index.

•	Interest Rates. The value of the notes will be affected by changes in the interest rates in the U.S. market.

•

Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of the Index, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

The Manner In Which The BLS Calculates The Index May Change In The Future And Any Such Change May Affect The Value Of The Notes.

There can be no assurance that the BLS will not change the method by which it calculates the Index. In addition, changes in the way the Index is calculated could reduce the level of the Index and lower the interest payments with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes following the first 24 monthly interest periods, and therefore the value of the notes, may be significantly reduced. If the Index is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on the notes, and any such modification or substitution may adversely affect the value of the notes.

The Historical Levels Of The Index Are Not An Indication Of The Future Levels Of The Index.

The historical levels of the Index are not an indication of the future levels of the Index during the term of the notes. In the past, the Index has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the Index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected

PRS-7

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

Risk Factors (Continued)

by changes in the Index. Such changes may be significant. Changes in the Index are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although an agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which an agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining the level of the Index in the event that the level of the Index is not published on Bloomberg screen CPURNSA or in certain other circumstances. As a result, potential conflicts of interest may exist between the calculation agent and you.

You Will Be Required to Accrue Interest Income Over the Term of the Notes.

We will treat the notes as subject to the special rules governing contingent payment debt instruments. If these special rules apply to your notes, you will be required to accrue an amount of interest during certain periods that exceeds the stated interest on your notes for such periods.

PRS-8

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

The Index

All information contained in this pricing supplement regarding the Index is derived from publicly available information published by the BLS or other publicly available sources. Such information reflects the policies of the BLS as stated in such sources, and such policies are subject to change by the BLS. We make no representation or warranty as to the accuracy or completeness of any information relating to the Index. The BLS is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time. The consequences of the BLS discontinuing the Index are described in “Terms of the Notes—Discontinuance of the Index; Alteration of Method of Calculation.”

General

The Index, for purposes of the notes, is the Index of Consumer Prices for All Urban Consumers (CPI-U) before seasonal adjustment published monthly by the BLS. The BLS makes almost all Index data publicly available. This material may be accessed electronically by means of the BLS’s website at http://www.bls.gov/cpi/. No information contained on the BLS website is incorporated by reference into this pricing supplement.

According to the publicly available information provided by the BLS, the Index is a measure of the average change over time in the prices paid by urban consumers for a market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, education and communication, and other goods and services. User fees (such as water and sewer charges, auto registration fees, and vehicle tolls) and taxes (such as sales and excise taxes) that are directly associated with the prices of specific goods and services are also included in the Index. Taxes that are not directly associated with the purchase of consumer goods and services (such as income and social security taxes) and investment items such as stocks, bonds, real estate and life insurance are not included. The Index includes expenditures of almost all residents of urban or metropolitan areas, including professionals, the self-employed, the poor, the unemployed and retired persons, urban wage earners and clerical workers. The Index does not include the spending patterns of persons living in rural nonmetropolitan areas, farm families, persons in the armed forces, and those in institutions (such as prisons and mental hospitals). In calculating the Index, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States.

The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The Index is expressed in relative terms based on a reference period for which the level is set at 100 (currently the base reference period used by the Bureau of Labor Statistics is 1982–1984). For example, because the Index for the 1982–1984 reference period is 100, an increase of 16.5 percent from that period would be shown as 116.5.

PRS-9

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

The Index (Continued)

Historical Information

We obtained the levels of the Index provided below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Index at any time from Bloomberg. You may also obtain the level of the Index at any time from the BLS’s website, at http://www.bls.gov.cpi/. We make no representation or warranty as to the accuracy or completeness of information obtained from these sources. No information contained on the BLS website is incorporated by reference into this pricing supplement.

The following graph sets forth the levels of the Index for each month in the period from January 1995 through January 2011. The level of the Index for January 2011 was 220.22.

PRS-10

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

The Index (Continued)

The following graph sets forth the levels of the Index as a percentage change on a rolling twelve-month basis from January 1995 through January 2011.

PRS-11

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments of amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes.

One consequence of the application of the rules governing contingent payment debt instruments to your notes is that you will be required to accrue an amount of interest in certain periods that exceeds the stated interest on your note in such periods. Conversely, you will be required to accrue an amount of interest in certain periods that is less than the stated interest on your note in such periods.

PRS-12

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

United States Federal Income Tax Considerations (Continued)

Under the rules governing contingent payment debt instruments, the amount of interest you are required to take into account over the term of the notes will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions otherwise similar to the notes (the “comparable yield”) and then determining a projected payment schedule as of the issue date that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the stated interest that you receive, except to the extent of any positive or negative adjustments discussed below.

As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to         % per annum, compounded monthly. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that you will generally be required to include the following amount of ordinary income (subject to the positive and negative adjustments described below) for each $1,000 investment in the notes each year: $             in 2011, $             in 2012, $             in 2013, $             in 2014, $             in 2015, $             in 2016, $             in 2017, $             in 2018, $             in 2019, $             in 2020, and $             in 2021.

In addition, we have determined the projected payments for a note (based on an investment of $1,000) are as follows:

	2011	2012	2013	2014	2016	2017	2018	2019	2020	2021
January		$	$	$	$	$	$	$	$	$
February		$	$	$	$	$	$	$	$	$
March		$	$	$	$	$	$	$	$	$
April	$	$	$	$	$	$	$	$	$
May	$	$	$	$	$	$	$	$	$
June	$	$	$	$	$	$	$	$	$
July	$	$	$	$	$	$	$	$	$
August	$	$	$	$	$	$	$	$	$
September	$	$	$	$	$	$	$	$	$
October	$	$	$	$	$	$	$	$	$
November	$	$	$	$	$	$	$	$	$
December	$	$	$	$	$	$	$	$	$

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule set forth above is not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note’s adjusted issue price (as defined below) at the beginning of the accrual period. The amount of original issue discount so determined is

PRS-13

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

United States Federal Income Tax Considerations (Continued)

then allocated on a ratable basis to each day in the accrual period that you have held the note. The adjusted issue price of a note at the beginning of any accrual period will generally be its original issue price increased by the amount of original issue discount allocable to all prior accrual periods, determined without regard to any positive or negative adjustments to interest accruals described below, and decreased by the amount of any projected payments previously scheduled to have been made with respect to the note. Pursuant to the rules governing contingent payment debt instruments, you will not be required to separately include the actual interest payments into income at the time such actual interest payments are received by you.

In addition to interest accrued based on the comparable yield as described above, if, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the rules governing contingent payment debt instruments equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the rules governing contingent payment debt instruments equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange or redemption of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions. It is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for the notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize upon the date of a projected payment to the extent of amounts allocated to a change in expectations as to the amount of that projected payment under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the date of a projected payment to the extent of amounts allocated to a change in expectations as to the amount of that projected payment under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

PRS-14

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

United States Federal Income Tax Considerations (Continued)

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange or redemption of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted tax basis in the notes. In general, your adjusted tax basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), decreased by the projected amount of any interest payments previously made to you with respect to the notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase the notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale of the notes will generally be ordinary interest income. Any loss you recognize at such time will generally be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. If you are a noncorporate holder, you will generally only be able to use such ordinary loss to offset your income in the taxable year in which you recognize the ordinary loss and will generally not be able to carry such ordinary loss forward or back to offset income in other taxable years. The deductibility of capital losses is subject to limitations.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange, redemption or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. Although not free from doubt, an investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain from the sale or exchange of a note that is treated as interest for this purpose) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

PRS-15

Fixed to Floating Rate Notes Notes Linked to the Consumer Price Index due March 31, 2021

United States Federal Income Tax Considerations (Continued)

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount) on your notes is described in Section 881(C)(3)(A) of the Code; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest (including original issue discount or other amounts treated as interest) on the notes that is paid to you.

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the Internal Revenue Service all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. Furthermore, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

If you are a non-United States holder of notes, we must report annually to the Internal Revenue Service and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-16